December 1, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc.
Offering Statement on Form 1-A File number: 024-11267

Ladies and Gentlemen:

On behalf of StrikeForce Technologies, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On December 1, 2020, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11267) under form type “1-A/A” (accession no. 0001477932-20-006973) instead of “1-A POS”. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A/A” filed on December 1, 2020. The Company will refile the Amendment to the Offering Circular on Form 1-A under Form type “1-A POS” on December 1, 2020 to correct this error.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

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